UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

POTLATCH HOURLY 401(k) PLAN

INDEPENDENT AUDITOR’S REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Potlatch Hourly 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Potlatch Hourly 401(k) Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Spokane, Washington

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

Potlatch Hourly 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Potlatch Hourly 401(k) Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the period from inception (December 16, 2008) through December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the period from inception (December 16, 2008) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

June 29, 2009

POTLATCH HOURLY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS

	December 31,
	2009	2008
Participant directed investments at fair value:
Mainstay Large Cap Growth Fund	$3,536,655	$2,637,308
Dodge & Cox Stock Fund	2,046,796	1,676,841
Artisan Mid-Cap Fund	1,161,805	847,938
PIMCO Total Return Fund	1,143,494	1,006,301
Artisan Mid-Cap Value Fund	1,080,353	812,741
Timesquare Mid-Cap Growth Fund	701,799	624,615
Morgan Stanley Small Company Growth Fund	605,930	451,392
Dodge & Cox International Fund	495,882	318,352
Artisan International Fund	399,081	308,904
Vanguard Extended Market Index Fund	121,929	9,228
Vanguard International Index Fund	111,838	17,085
Vanguard Total Bond Market Index Fund	35,570	2,463
T. Rowe Price Retirement Income Fund	1,122	—
T. Rowe Price Retirement 2010 Fund	185,702	158,982
T. Rowe Price Retirement 2015 Fund	431,700	349,221
T. Rowe Price Retirement 2020 Fund	576,094	391,804
T. Rowe Price Retirement 2025 Fund	133,700	101,497
T. Rowe Price Retirement 2030 Fund	93,346	59,747
T. Rowe Price Retirement 2035 Fund	103,344	63,350
T. Rowe Price Retirement 2040 Fund	23,538	12,837
T. Rowe Price Retirement 2045 Fund	43,726	17,094
T. Rowe Price Retirement 2050 Fund	53,068	25,746
T. Rowe Price Retirement 2055 Fund	12,676	3,534
Common and collective trusts:
Putnam Stable Value Fund	12,557,629	13,776,144
Putnam S&P 500 Index Fund	936,924	758,229
Common stock:
Potlatch Stock Fund	9,909,190	8,168,627
Clearwater Paper Stock Fund	3,816,708	735,587
Participant loans	1,980,869	2,011,226

	42,300,468	35,346,793
Cash and cash equivalents	10,611	1,302
Employer contribution receivable	3,276	5,635

Assets available for benefits	42,314,355	35,353,730
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(520,636)	931,672

NET ASSETS AVAILABLE FOR BENEFITS	$41,793,719	$36,285,402

See accompanying notes.

POTLATCH HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2009	Period from inception (December 16, 2008) through December 31, 2008

Investment income (loss):
Interest income	$450,993	$28,821
Dividend income	780,967	274,406
Net appreciation (depreciation) of fair value investments	8,837,997	(700,578)

Net investment income (loss)	10,069,957	(397,351)

Contributions:
Participant	1,097,320	50,812
Employer	374,935	22,762

Total contributions	1,472,255	73,574

Less distributions, fees and transfers to other accounts:
Distributions to participating employees:
Cash	(5,792,088)	(409,867)
Market value of shares distributed in settlement of participants’ accounts	(234,906)	—
Loan and administrative fees	(6,901)	(723)

Net increase (decrease) prior to transfers	5,508,317	(734,367)
Transfers of plan assets from Clearwater Paper
Hourly 401(k) Plan	—	37,019,769

NET INCREASE	5,508,317	36,285,402
Net assets available for benefits:
Beginning of period	36,285,402	—

End of year	$41,793,719	$36,285,402

See accompanying notes.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Note 1 — Description of Plan

The following description of the Potlatch Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor, administration, and spin-off:

On December 16, 2008, Potlatch Forest Products Corporation was renamed Clearwater Paper Corporation (Clearwater Paper) and was spun-off from Potlatch Corporation as a publicly traded corporation. Accordingly, as of that date, the Potlatch Forest Products Corporation Savings Plan for Hourly Employees was renamed the Clearwater Paper Hourly 401(k) Plan (Clearwater Paper Plan) and Clearwater Paper assumed responsibility as the Plan sponsor.

Coincident with the spin-off, Potlatch Corporation (the Company) established this Plan, the Potlatch Hourly 401(k) Plan. Effective December 17, 2008, (the Transfer Date) the participant account balances and assets related to participating Potlatch Hourly Employees were transferred to the Plan.

The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions:

Employees are eligible to participate in the Plan following 90 days of service.

The Plan provides that each eligible hourly employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pretax basis. The Company makes matching contributions to the Plan on behalf of each Plan participant equal to the matching rate (ranging from 50% of deferred contributions, not in excess of 5%, to 70% of deferred contributions, not in excess of 5%) specified in the appendix applicable to the participant’s unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular status employees hired by the Company, with the exception of Warren Hourly Bargaining Employees, are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

All contributions are limited by certain restrictions as defined by the IRC.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Participant accounts:

A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

Investment options:

Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including mutual funds, common collective trusts and the Potlatch Stock Fund. Participants with an investment in the Clearwater Paper Stock Fund as of the transfer date may maintain their balances but are not able to direct future contributions into the Clearwater Paper Stock Fund (collectively the Company Common Stock Fund). Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan’s normal retirement age.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participants’ direction.

Vesting and forfeitures:

A participant’s interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

A participant’s interest in his or her matching account becomes 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant’s matching account not vested will be forfeited when the participant’s employment terminates.

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year are credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Forfeitures for the period from December 31, 2008, to December 31, 2009, totaled $33,040.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Participant loans:

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2009, bear interest at various rates ranging from 3.25% to 8.50% and mature at various times through March 2023. Loans outstanding at December 31, 2008, bear interest at various rates ranging from 4.00% to 8.50% and mature at various times through March 2023.

Distributions and benefits:

On termination of employment, participants may elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant’s vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•

If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash.

Participants are permitted to make hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant’s right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees:

Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party-in-interest and related party transactions:

Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party-in-interest transactions.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Note 2 — Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Investment valuation:

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis. The Potlatch Hourly 401(k) Plan was created on December 16, 2008, and as such, only reflects earnings on a prorated basis of this annualized yield. The average yield and crediting interest rate for that fund was approximately 2.95% and 3.83%, respectively, at December 31, 2009, and 4.63% and 4.16%, respectively, at December 31, 2008.

Investments in shares of the stock funds and mutual funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition:

Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Participant loans:

Participant loans are recorded as an asset or participant advance at amortized cost, which approximates fair value.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Subsequent events:

Subsequent events were evaluated through the date the financial statements were issued.

Note 3 — Investments

The values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2009	2008
Putnam Stable Value Fund	$12,557,629	$13,776,144
Potlatch Stock Fund	9,909,190	8,168,627
Clearwater Paper Stock Fund	3,816,708	*
Mainstay Large Cap Growth Fund	3,536,655	2,637,308
Dodge & Cox Stock Fund	2,046,796	1,676,841

	$31,866,978	$26,258,920

*	Investment is not 5% or more of the Plan’s net assets.

During the years ended December 31, the Plan’s investments appreciated (depreciated) (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2009	2008
Potlatch Stock Fund	$1,874,364	$(23,482)
Clearwater Paper Stock Fund	3,604,768	(629,671)
Common and collective trusts	190,187	(313)
Mutual funds	3,168,678	(47,112)

	$8,837,997	$(700,578)

Fair value measurements:

The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

The three levels of the fair value hierarchy are described below:

• Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2	Inputs to the valuation methodology include:

➢ Quoted prices for similar assets or liabilities in active markets;

➢ Quoted prices for identical or similar assets or liabilities in inactive markets;

➢ Inputs other than quoted prices that are observable for the asset or liability;

➢ Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Mutual funds and company stock are valued at the net asset value (NAV) of shares held by the Plan at year-end.

•

Investments in common and collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are recorded at fair value and adjusted to contract value. See Note 2 Investment Valuation for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$269,337	$—	$—	$269,337
Balanced funds	1,658,017	—	—	1,658,017
Growth funds	8,052,983	—	—	8,052,983
Fixed income funds	1,143,494	—	—	1,143,494
International funds	894,963	—	—	894,963
Other funds	1,080,354	—	—	1,080,354

Total mutual funds	13,099,148	—	—	13,099,148

Common stocks:
Consumer sector	13,725,898	—	—	13,725,898

Total common stocks	13,725,898	—	—	13,725,898

Participant loans	—	—	1,980,869	1,980,869

Common and collective trusts:
Putnam Stable Value Fund	—	12,557,629	—	12,557,629
Putnam S&P 500 Index Fund	—	936,924	—	936,924

Total common and collective trusts	—	13,494,553	—	13,494,553

TOTAL ASSETS AT FAIR VALUE	$26,825,046	$13,494,553	$1,980,869	$42,300,468

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$28,776	$—	$—	$28,776
Balanced funds	1,183,812	—	—	1,183,812
Growth funds	6,238,094	—	—	6,238,094
Fixed income funds	1,006,301	—	—	1,006,301
International funds	627,256	—	—	627,256
Other funds	812,741	—	—	812,741

Total mutual funds	9,896,980	—	—	9,896,980

Common stocks:
Consumer sector	8,904,214	—	—	8,904,214

Total common stocks	8,904,214	—	—	8,904,214

Participant loans	—	—	2,011,226	2,011,226

Common and collective trusts:
Putnam Stable Value Fund	—	13,776,144	—	13,776,144
Putnam S&P 500 Index Fund	—	758,229	—	758,229

Total common and collective trusts	—	14,534,373	—	14,534,373

TOTAL ASSETS AT FAIR VALUE	$18,801,194	$14,534,373	$2,011,226	$35,346,793

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Level 3 gains and losses:

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31:

	2009	2008
Balance, beginning of year	$2,011,226	$—
Realized gains (losses)	—	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuance, and settlements, net	(30,357)	2,011,226

BALANCE, END OF YEAR	$1,980,869	$2,011,226

Note 4 — Investment Risk

The Plan invests in shares of mutual funds, common and collective trusts and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

There has been a positive return on Plan investments subsequent to year-end, which could ultimately impact the value of investments after the date of these financial statements.

Note 5 — Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Note 6 — Tax Status

Potlatch Corporation intends to submit for a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Potlatch Hourly 401(k) Plan and the related tax-exempt status of the accompanying trust. The Company believes that the Plan is designed and operated in compliance with the applicable requirements of the IRC.

Note 7 — Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$41,793,719	$36,285,402
Loans in deemed distributed status	(289,999)	—
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	520,636	(931,672)

NET ASSETS AVAILABLE FOR BENEFIT PER THE FORM 5500	$42,024,356	$35,353,730

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2009	2008
Net increase (decrease) in net assets available for benefits prior to transfers per financial statements	$5,508,317	$(734,367)
Change in deemed distributed loans	(289,999)	—
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	931,672	—
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	520,636	(931,672)

TOTAL NET INCOME (LOSS) PER THE FORM 5500	$6,670,626	$(1,666,039)

POTLATCH HOURLY 401(k) PLAN

Notes to Financial Statements

Note 8 — Subsequent Event

As part of the spin-off of Clearwater Paper, on December 16, 2008, participants who owned shares of Potlatch Stock within the Potlatch 401(k) Plan received one share of Clearwater Paper Stock for every 3.5 shares of Potlatch Stock held. Subsequent to year-end, Plan management decided to remove Clearwater Paper Stock from the Plan’s investment choices effective July 1, 2010. Therefore, participants will need to reallocate all existing balances from Clearwater Paper Stock by June 30, 2010. Employees who do not voluntarily transfer will be automatically transferred from Clearwater Paper Stock into an age appropriate T. Rowe Price Retirement Fund during the first week of July 2010.

POTLATCH HOURLY 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2009

Plan Sponsor’s EIN: 82-0156045
Plan Number: 106

	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	December 31, 2009
(a)			(d) Cost	(e) Current Value
	Shares in registered investment company funds:
	Mainstay Funds	Mainstay Large Cap Growth Fund		$3,536,655
	Dodge & Cox Funds	Dodge & Cox Stock Fund		2,046,796
	Artisan Funds	Artisan Mid-Cap Fund		1,161,805
	PIMCO Funds	PIMCO Total Return Fund		1,143,494
	Artisan Funds	Artisan Mid-Cap Value Fund		1,080,353
	Timesquare Funds	Timesquare Mid-Cap Growth Fund		701,799
	Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund		605,930
	Dodge & Cox Funds	Dodge & Cox International Fund		495,882
	Artisan Funds	Artisan International Fund		399,081
	Vanguard Funds	Vanguard Extended Market Index Fund		121,929
	Vanguard Funds	Vanguard International Index Fund		111,838
	Vanguard Funds	Vanguard Total Bond Market Index Fund		35,570
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund		1,122
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund		185,702
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund		431,700
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund		576,094
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund		133,700
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund		93,346
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund		103,344
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund		23,538
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund		43,726
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund		53,068
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund		12,676
	Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund		12,557,629
	Putnam Investments	Putnam S&P 500 Index Fund		936,924
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund		9,909,190
	Clearwater Paper Corporation	Clearwater Paper Stock Fund		3,816,708
*	Plan participant loans	Participant loans with interest from 3.25%
		to 8.50% and mature through March 2023		1,980,869

				$42,300,468

*	Represents a party-in-interest at December 31, 2009.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By	/s/ Terry L. Carter

Terry L. Carter, Controller/Treasurer
on behalf of the administrator

Date: June 29, 2010

POTLATCH HOURLY 401(K) PLAN

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)